

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Jonathan Huberman
Chief Executive Officer
Software Acquisition Group Inc. III
1980 Festival Plaza Drive
Ste. 300
Las Vegas, NV 89135

> **Re: Software Acquisition Group Inc. III**
> **Registration Statement on Form S-1**
> **Filed February 18, 2021**
> **File No. 333-253230**

Dear Mr. Huberman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary - Exercise Period, page 10

1. We note that you are registering the offering of the shares of common stock underlying the warrants because the warrants may be exercisable within one year. However, your disclosure reflects that as soon as practicable, but in no event later than 15 business days after the closing of your business combination you will use your best efforts to file a new or post effective amendment to the registration statement. Please clarify your disclosure under Summary, Risk Factors and Description of Securities regarding the current registration of shares underlying the warrants and your plans to file Section 10(a)(3) updates.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please have your auditors change the company reference from Software Acquisition Group Inc. II to Software Acquisition Group Inc. III in the first paragraph of their report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christian O. Nagler, Esq.